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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	First Reserve GP IX, Inc.		Quanta Services, Inc. (NYSE: PWR)
	c/o One Lafayette Place	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			3/13/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Greenwich, CT 06830 (City) (State) (Zip)		☒	Director	☒	10% Owner		☐ Form filed by One Reporting Person
			☐	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		3/13/03				A			37,736	A	$0		41,055,319(1)		I		(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) This Form 4 is being filed on behalf of First Reserve GP IX, Inc., (GP IX, Inc.), First Reserve GP IX, L.P., and First Reserve Fund IX, L.P. ("Fund IX"), each as 10% beneficial owners (the "Fund Entities"), and by Thomas J. Sikorski, as a director of the issuer. The common stock acquired and reported on this Form 4 was granted to Mr. Sikorski, who holds 37,736 shares as a result of the transactions reported on this Form 4. The Fund Entities are entitled to the profits from any sale of stock held by Mr. Sikorski, and therefore share beneficial ownership of such common stock. The Fund Entities are the record holder of 40,996,383 shares of Common Stock. In addition, the Fund Entities may be deemed to beneficially own 21,200 shares of Common Stock held of record by Ben A. Guill, a director of the Issuer and President of GP IX, Inc., and the 37,736 shares of Common Stock held of record by Thomas J. Sikorski, a Managing Director of GP IX, Inc. Mr. Sikorski and Mr. Guill disclaim any beneficial ownership of any securities of the issuer held by the Fund Entities.

(2) First Reserve GP IX, Inc. is signing for itself, as the designated filer, as well as in the capacity of general partner of First Reserve GP IX, L.P. ("GP IX"). GP IX is signing for First Reserve Fund IX, L.P., as its general partner. Thomas R. Denison is also signing as Attorney-In-Fact for Thomas J. Sikorski. All reporting entities and persons have the same address as First Reserve GP IX, Inc.

/s/ Thomas R. Denison, Managing Director of First Reserve GP IX, Inc., and as Attorney-In-Fact (2)	3/13/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.